भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर [redacted] कार्यालय, तिसरा मजला,
वर्मा चे ... फोर्ट, मुंबई - 400 001.
शेयर ... सरी मंजिल,
वर्मा ... फोर्ट, मुंबई - 400 001.
Shar ... Floor, Varma Chambers,
11, Hom... 400 001.

10016470

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date :

Ref. No. :

SUPPL

SEC Mail Processing Section
OCT 18 2010
Washington, DC
122

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

No. CC/S&B/VKJ/ 1537 23.09.2010

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 30
RETIREMENT OF THE DIRECTORS

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/1531 dated 23.09.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

General Manager

Encl. as above

10/22

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैम्बर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date : 23.09.2010

Ref. No. : CC/S&B/VKJ/1531

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 30
RETIREMENT OF THE DIRECTORS

In terms of clause 30(a) of the Listing Agreement, we advise that consequent to SBI (Amendment) Act 2010 coming into force with effect from 15th September 2010, the term of office of Dr. Deva Nand Balodhi and Prof. Salahuddin Ansari, Directors of the Bank's Central Board under section 19(d) of the SBI Act 1955, has ended as on that date.

Yours faithfully,

General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC Mail Processing Section
OCT 18 2010
Washington, DC
122

Date :
Ref. No. :

No. CC/S&B/VKJ/ 1581

28.09.2010

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
AMENDMENTS TO STATE BANK OF INDIA ACT

Please find enclosed herewith copy of a letter no. CC/S&B/VKJ/1577 dated 28.09.2010, addressed to Bombay stock Exchange Ltd. Mumbai

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date :

Ref. No. : 28.09.2010

CC/S&B/VKJ/1577

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
AMENDMENTS TO STATE BANK OF INDIA ACT

In terms of clause 36 of the Listing Agreement, we advise that the State Bank of India (Amendment) Act, 2010, an Act further amending State Bank of India Act, 1955, has been brought into force with effect from 15th September 2010. We enclose herewith a copy of the aforesaid amendment Act.

Yours faithfully,

General Manager

रजिस्ट्री सं० डी० एल०—(एन)04/0007/2003—10 REGISTERED NO. DL—(N)04/0007/2003—10

भारत का राजपत्र
The Gazette of India

असाधारण
EXTRAORDINARY
भाग II — खण्ड 1
PART II — Section 1
प्राधिकार से प्रकाशित
PUBLISHED BY AUTHORITY

FILE NO. 82.4524

सं॰ 36] नई दिल्ली, बुधवार, अगस्त 25, 2010/ भाद्र 3, 1932
No. 36] NEW DELHI, WEDNESDAY, AUGUST 25, 2010 / BHADRA 3, 1932

इस भाग में भिन्न पृष्ठ संख्या दी जाती है जिससे कि यह अलग संकलन के रूप में रखा जा सके।
Separate paging is given to this Part in order that it may be filed as a separate compilation.

MINISTRY OF LAW AND JUSTICE
(Legislative Department)

New Delhi, August 25, 2010/*Bhadra* 3, 1932 *(Saka)*

The following Act of Parliament received the assent of the President on the 24th August, 2010, and is hereby published for general information:—

THE STATE BANK OF INDIA (AMENDMENT) ACT, 2010

No. 27 OF 2010

[24*th August*, 2010.]

An Act further to amend the State Bank of India Act, 1955.

BE it enacted by Parliament in the Sixty-first Year of the Republic of India as follows:—

1. (*1*) This Act may be called the State Bank of India (Amendment) Act, 2010. Short title and commencement.

(*2*) It shall come into force on such date as the Central Government may, by notification in the Official Gazette, appoint:

Provided that different dates may be appointed for different provisions of this Act and any reference in any such provision to the commencement of this Act shall be construed as a reference to the coming into force of that provision.

23 of 1955. 2. In section 2 of the State Bank of India Act, 1955 (hereinafter referred to as the principal Act), clause (*i*) shall be omitted. Amendment of section 2.

Substitution of new section for section 4: Authorised capital.

3. For section 4 of the principal Act, the following section shall be substituted, namely:—

"4. Subject to the provisions of this Act, the authorised capital of the State Bank shall be five thousand crores of rupees divided into five hundred crores of fully paid-up shares of ten rupees each:

Provided that the Central Board may reduce the nominal or face value of the shares, and divide the authorised capital into such denomination as it may decide with the approval of the Reserve Bank:

Provided further that the Central Government may, in consultation with the Reserve Bank, increase or reduce the authorised capital so however that the shares in all cases shall be fully paid-up shares.".

Amendment of section 5.

4. In section 5 of the principal Act,—

(*a*) for sub-section (*2*), the following sub-section shall be substituted, namely:—

"(*2*) The issued capital of the State Bank shall consist of equity shares or equity and preference shares:

Provided that the issue of preference shares shall be in accordance with the guidelines framed by the Reserve Bank specifying the class of preference shares, the extent of issue of each class of such preference shares (whether perpetual or irredeemable or redeemable) and the terms and conditions subject to which, each class of preference shares may be issued:

Provided further that the Central Board may from time to time increase, with the previous approval of the Reserve Bank and the Central Government, whether by public issue or rights issue or preferential allotment or private placement, in accordance with the procedure as may be prescribed, the issued capital by the issue of equity or preference shares:

Provided also that the Central Government shall, at all times, hold not less than fifty-one per cent. of the issued capital consisting of equity shares of the State Bank.";

(*b*) after sub-section (*3*), the following sub-sections shall be inserted, namely:—

"(*4*) Subject to the provisions contained in sub-section (*2*), the Central Board may increase from time to time, by way of issuing bonus shares to existing equity shareholders, the issued capital in such manner as the Central Government may, after consultation with the Reserve Bank, direct.

(*5*) The State Bank may, accept the money in respect of shares issued towards increase in the issued capital in instalments, make calls, forfeit unpaid shares and re-issue them, in such manner as may be prescribed.".

Amendment of section 10.

5. In section 10 of the principal Act, in sub-section (*2*), for the words "fifty-five per cent. of the issued capital", the words "fifty-one per cent. of the issued capital consisting of equity shares," shall be substituted.

Insertion of new section 10A.

6. After section 10 of the principal Act, the following section shall be inserted, namely:—

Right of registered shareholders to nominate.

"10A. (*1*) Every individual registered shareholder may, at any time, nominate, in the prescribed manner, an individual to whom all his rights in the shares shall vest in the event of his death.

(*2*) Where the shares are registered in the name of more than one individual jointly, the joint holders may together nominate in the prescribed manner, an individual to whom all their rights in the shares shall vest in the event of the death of all the joint holders.

(3) Notwithstanding anything contained in any other law for the time being in force or in any disposition, whether testamentary or otherwise, where a nomination in respect of shares is made in the prescribed manner and which purports to confer on the nominee the right to vest the shares, the nominee shall, on the death of the shareholder or, as the case may be, on the death of all the joint holders, become entitled to all the rights of the shareholder or, as the case may be, of all the joint holders, in relation to such shares and all other persons shall be excluded unless the nomination is varied or cancelled in the prescribed manner.

(4) Where the nominee is a minor, it shall be lawful for the individual registered holder of the shares to make nomination to appoint, in the prescribed manner, any person to become entitled to the shares in the event of his death during the minority of the nominee.".

7. In section 11 of the principal Act, after the proviso, the following provisos shall be inserted, namely:— Amendment of section 11.

"Provided further that the shareholder holding any preference share capital in the State Bank shall, in respect of such capital, have a right to vote only on resolutions placed before the State Bank which directly affect the rights attached to his preference shares:

Provided also that no preference shareholder, other than the Central Government, shall be entitled to exercise voting rights in respect of preference shares held by him in excess of ten per cent. of total voting rights of all the shareholders holding preference share capital only.".

8. In section 13 of the principal Act, in sub-section (2), for the words "in computer floppies or diskettes", the words "in computer floppies or diskettes or any other electronic form" shall be substituted. Amendment of section 13.

9. In section 16 of the principal Act,— Amendment of section 16.

(a) in sub-section (1), for the word "Bombay", the words "Mumbai, and shall also be known as Corporate Centre" shall be substituted;

(b) in sub-section (2), for the words "Bombay, Calcutta and Madras", the words "Mumbai, Kolkata and Chennai" shall be substituted.

10. In section 19 of the principal Act,— Amendment of section 19.

(a) in clause (a), the words "and a vice-chairman" shall be omitted;

(b) for clause (b), the following clause shall be substituted, namely:—

"(b) such number of managing directors not exceeding four, as may be appointed by the Central Government in consultation with the Reserve Bank;";

(c) clause (bb) shall be omitted;

(d) in clause (d), the words "in consultation with the Reserve Bank," shall be omitted;

(e) for clause (f), the following clause shall be substituted, namely :—

"(f) one director, possessing necessary expertise and experience in matters relating to regulation or supervision of commercial banks to be nominated by the Central Government on the recommendation of the Reserve Bank.".

11. After section 19 of the principal Act, the following sections shall be inserted, namely:— Insertion of new sections 19A and 19B.

"19A. (1) The directors elected under clause (c) of section 19 shall— Qualifications for election of directors elected by shareholders.

(a) have special knowledge or experience in respect of one or more of the following areas, namely:—

(i) agriculture and rural economy,

(*ii*) banking,

(*iii*) co-operation,

(*iv*) economics,

(*v*) finance,

(*vi*) law,

(*vii*) small-scale industry,

(*viii*) any other area the special knowledge of, and experience in, which in the opinion of the Reserve Bank shall be useful to the State Bank;

(*b*) represent the interests of depositors; or

(*c*) represent the interests of farmers, workers and artisans.

(*2*) Without prejudice to the provisions of sub-section (*1*) and notwithstanding anything to the contrary contained in this Act or in any other law for the time being in force, no person shall be eligible to be elected as director under clause (*c*) of section 19 unless he is a person having fit and proper status based upon track record, integrity and such other criteria as the Reserve Bank may notify from time to time in this regard and the Reserve Bank may specify in the notification issued under this sub-section, the authority to determine the fit and proper status, the manner of such determination, the procedure to be followed for such determinations and such other matters as may be considered necessary or incidental thereto.

(*3*) Where the Reserve Bank is of the opinion that any director of the State Bank elected under clause (*c*) of section 19 does not fulfil the requirements of sub-sections (*1*) and (*2*), it may, after giving to such director and the State Bank a reasonable opportunity of being heard, by order, remove such director.

(*4*) On the removal of a director under sub-section (*3*), the Central Board shall co-opt any other person fulfilling the requirements of sub-sections (*1*) and (*2*), as a director in place of the person so removed, till a director is duly elected by the shareholders of the State Bank in the next annual general meeting; and the person so co-opted shall be deemed to have been duly elected by the shareholders of the State Bank as a director.

Power of Reserve Bank to appoint additional directors.

19B. (*1*) If the Reserve Bank is of the opinion that in the interest of banking policy or in the public interest or in the interests of the State Bank or its depositors, it is necessary so to do, it may, from time to time and by order in writing appoint, with effect from such date as may be specified in the order, one or more persons as additional directors of the State Bank.

(*2*) Any person appointed as additional director under sub-section (*1*) shall,—

(*a*) hold office during the pleasure of the Reserve Bank and subject thereto for a period not exceeding three years or such further periods not exceeding three years at a time as the Reserve Bank may, by order, specify;

(*b*) not incur any obligation or liability by reason only of his being an additional director or for anything done or omitted to be done in good faith in the execution of the duties of his office or in relation thereto; and

(*c*) not be required to hold qualification shares in the State Bank.

(*3*) For the purpose of reckoning any proportion of the total number of directors of the State Bank, any additional director appointed under this section shall not be taken into account.".

Amendment of section 20.

12. In section 20 of the principal Act,—

(*a*) in sub-section (*1*), the words ", vice-chairman" shall be omitted;

(*b*) in sub-section (*1A*), the word ", vice-chairman", occurring at both the places, shall be omitted;

(*c*) in sub-section (*3A*), the words "and thereafter until his successor shall have been duly appointed or nominated", shall be omitted.

13. In section 21 of the principal Act,— Amendment of section 21.

(*a*) in sub-section (*1*) —

(*i*) for clause (*a*), the following clause shall be substituted, namely: —

"(*a*) the chairman, *ex officio* or the managing director nominated by the chairman;";

(*ii*) in clause (*c*), the words "in consultation with the Reserve Bank" shall be omitted;

(*b*) in sub-section (*5*), for the words "Governor of the Reserve Bank", the words "Central Government" shall be substituted.

14. For section 21B of the principal Act, the following section shall be substituted, namely:— Substitution of new section for section 21B.

"21B. In respect of the area falling within the jurisdiction of the local head office for which the Local Board has been constituted, a Local Board shall, subject to such general or special direction as the Central Board may give from time to time, exercise such powers and perform such duties and functions as may be entrusted or delegated to it by the Central Board.". Powers of Local Board.

15. In section 21C of the principal Act, for sub-section (*2*), the following sub-section shall be substituted, namely:— Amendment of section 21C.

"(*2*) The chairman or the managing director nominated by him shall be an *ex officio* member of every such Local Committee.".

16. In section 22 of the principal Act, in sub-section (*1*),— Amendment of section 22.

(*a*) in clause (*d*), the word "vice-chairman" shall be omitted;

(*b*) for clause (*h*), the following clause shall be substituted, namely:—

"(*h*) in the case of an elected director, he is not registered as a holder in his own right of unencumbered shares in the State Bank, either as sole holder or as first named holder when jointly held, of a nominal value of at least five thousand rupees:".

17. In section 23 of the principal Act, in clause (*b*), the word ", vice-chairman" shall be omitted. Amendment of section 23.

18. In section 24 of the principal Act, — Amendment of section 24.

(*a*) in sub-section (*1*), the word ", vice-chairman" shall be omitted;

(*b*) in sub-section (*3*), the words "after consulting the Reserve Bank," shall be omitted.

19. After section 24 of the principal Act, the following section shall be inserted, namely:— Insertion of new section 24A.

"24A. (*1*) Where the Central Government, on the recommendation of the Reserve Bank is satisfied that in the public interest or for preventing the affairs of the State Bank being conducted in a manner detrimental to the interest of the depositors or the State Bank or for securing the proper management of the State Bank, it is necessary so to do, the Central Government may, for reasons to be recorded in writing, by order, supersede the Central Board for a period not exceeding six months as may be specified in the order: Supersession of Central Board in certain cases.

Provided that the period of supersession of the Central Board may be extended from time to time, so, however, that the total period shall not exceed twelve months.

(2) On supersession of the Central Board under sub-section (1), the Central Government may, in consultation with the Reserve Bank, appoint an Administrator (not being an officer of the Central Government or a State Government) who has experience in law, finance, banking, economics or accountancy, for such period as it may determine.

(3) The Central Government may issue such directions to the Administrator as it may consider necessary and the Administrator shall be bound to follow such directions.

(4) Notwithstanding anything contained in this Act, upon making the order of supersession of the Central Board—

(a) the chairman, managing director and other directors shall, as from the date of supersession, vacate their offices as such;

(b) all the powers, functions and duties which may, by or under the provisions of this Act or any other law for the time being in force, be exercised and discharged by or on behalf of the Central Board, or by a resolution passed in the general meeting of the State Bank, shall, until the Central Board is reconstituted, be exercised and discharged by the Administrator appointed under sub-section (2):

Provided that the powers exercised by the Administrator shall be valid notwithstanding that such power is also exercisable by a resolution passed in the general meeting of the State Bank.

(5) The Central Government may, in consultation with the Reserve Bank, constitute a committee of three or more persons who have experience in law, finance, banking, economics or accountancy to assist the Administrator in the discharge of his duties.

(6) The committee shall meet at such times and places and observe such rules of procedure as may be specified by the rules made under this Act.

(7) The salary and allowances of the Administrator and the members of the committee shall be such as may be specified by the rules made under this Act and be payable by the State Bank.

(8) On and before the expiration of two months before the expiry of the period of supersession of the Central Board, the Administrator of the State Bank shall call the general meeting of the State Bank to elect new directors and re-constitute the said Board.

(9) Notwithstanding anything contained in any other law for the time being in force or in any contract, no person shall be entitled to claim any compensation for the loss or termination of his office on supersession of the Central Board.

(10) The Administrator appointed under sub-section (2) shall vacate office immediately after the re-constitution of the Central Board.".

Amendment of section 25.

20. In section 25 of the principal Act,—

(a) in sub-section (1), the word ", vice-chairman" shall be omitted;

(b) in sub-section (2),—

(i) the word ", vice-chairman" shall be omitted;

(ii) in clause (b), the words "in consultation with the Reserve Bank" shall be omitted.

21. Section 28 of the principal Act shall be omitted. Omission of section 28.

22. In section 29 of the principal Act, in sub-section (*1*),— Amendment of section 29.

(*a*) in clause (*a*), the word "and" shall be omitted;

(*b*) in clause (*b*),—

(*i*) the words "and the vice-chairman," shall be omitted;

(*ii*) at the end, the word "; and" shall be inserted;

(*c*) after clause (*b*), the following clause shall be inserted, namely:—

"(*c*) when authorised by the chairman, shall preside at the meetings of the Central Board in his absence.".

23. In section 31 of the principal Act,— Amendment of section 31.

(*a*) for sub-sections (*1*) and (*2*), the following sub-sections shall be substituted, namely:—

"(*1*) The Central Board shall meet at such time and place and shall observe such rules of procedure in regard to the transaction of business at its meetings as may be prescribed; and the meeting of the Central Board may be held by participation of the directors of the Central Board through videoconferencing or such other electronic means, as may be prescribed, which are capable of recording and recognising the participation of the directors and the proceedings of such meetings are capable of being recorded and stored:

Provided that the Central Government may in consultation with the Reserve Bank, by notification in the Official Gazette, specify the matters which shall not be discussed in a meeting of the Central Board held through videoconferencing or such other electronic means.

(*2*) All questions at the meeting shall be decided by a majority of the votes of the directors present in the meeting or through videoconferencing or such other electronic means and in the case of equality of votes the chairman or, in his absence, the managing director authorised by the chairman shall have a second or casting vote.";

(*b*) in sub-section (*4*), for the word "vice-chairman", the words "managing director authorised by the chairman" shall be substituted.

24. In section 31A of the principal Act, in sub-section (*5*), for the words "the vice-chairman, if he is a member of the Local Board", the words "the managing director authorised by the chairman" shall be substituted. Amendment of section 31A.

25. After section 38 of the principal Act, the following section shall be inserted, namely:— Insertion of new section 38A.

'38A. (*1*) Where, after the commencement of the State Bank of India (Amendment) Act, 2010, a dividend has been declared by the State Bank but which has not been paid to a shareholder or claimed by any shareholder entitled to it, within thirty days from the date of declaration, the State Bank shall, within seven days from the date of expiry of the said period of thirty days, transfer the total amount of dividend which remains unpaid, or unclaimed, to a special account to be named, the "unpaid dividend account" maintained by it. Transfer of unpaid or unclaimed dividend.

Explanation.— In this sub-section, the expression "dividend which remains unpaid" means any dividend the warrant in respect thereof has not been encashed or which has otherwise not been paid or claimed.

(*2*) Where the whole or any part of any dividend, declared by the State Bank before the commencement of the State Bank of India (Amendment) Act, 2010, remains

unpaid at such commencement, the State Bank shall, within a period of six months from such commencement, transfer such unpaid amount to the account referred to in sub-section (*1*).

(*3*) Any money transferred to the unpaid dividend account of the State Bank, in pursuance of this section which remains unpaid or unclaimed for a period of seven years from the date of such transfer shall be transferred by the State Bank to the Investor Education and Protection Fund established under sub-section (*1*) of section 205C of the Companies Act, 1956 for being utilised for the purpose and in the manner specified in that section.'. 1 of 1956.

Amendment of section 39.

26. In section 39 of the principal Act, for the word "December", the word "March" shall be substituted.

Amendment of section 40.

27. In section 40 of the principal Act,—

(*a*) in sub-section (*1*), for the word "December", the word "March" shall be substituted;

(*b*) for sub-section (*2*), the following sub-section shall be substituted, namely:—

"(*2*) The balance sheet and the profit and loss account shall be signed by the chairman, managing directors and at least three other directors of the Central Board.".

Amendment of section 41.

28. In section 41 of the principal Act,—

(*a*) in sub-section (*1*), for the words "the Reserve Bank in consultation with the Central Government", the words "the State Bank with the previous approval of the Reserve Bank" shall be substituted;

(*b*) in sub-section (*5*), for the words "the Reserve Bank", the words "the State Bank with the previous approval of the Reserve Bank" shall be substituted.

Substitution of new section for section 42.

29. For section 42 of the principal Act, the following section shall be substituted, namely:—

Balance sheet, etc., of State Bank may be discussed at general meeting.

"42. (*1*) An annual general meeting shall be held in each financial year at the Corporate Centre or at such other place in Mumbai other than the Corporate Centre or at such other place in India and at such time, as shall from time to time be specified by the Central Board and a general meeting other than an annual general meeting may be convened by the State Bank at any other time and at such place in India as shall from time to time be specified by the Central Board:

Provided that such annual general meeting shall be held before the expiry of six weeks from the date on which the balance sheet together with the profit and loss account and auditors' report, under sub-section (*1*) of section 40, is forwarded to the Central Government or to the Reserve Bank, whichever date is earlier.

(*2*) The shareholders present at an annual general meeting shall be entitled to discuss and adopt the balance sheet and the profit and loss account of the State Bank made up to the previous 31st day of March or the date specified under section 39, as the case may be, the report of the Central Board on the working and activities of the State Bank for the period covered by the accounts and the auditors' report on the balance sheet and accounts.".

Amendment of section 43.

30. In section 43 of the principal Act, for sub-section (*2*), the following sub-section shall be substituted, namely:—

"(*2*) The officers, advisers and employees of the State Bank shall individually or jointly or with other officers, advisers and employees in a Local Committee exercise such powers and perform such duties as may by general or special order, be entrusted or delegated to them by the Central Board or its executive committee.".

31. In section 49 of the principal Act, in sub-section (2), after clause (c), the following clauses shall be inserted, namely:— Amendment of section 49.

"(d) the time and place of meeting of the Committee and the rules of procedure to be observed by it under sub-section (6) of section 24A;

(e) the salary and allowances of the Administrator and the members of the committee under sub-section (7) of section 24A.".

32. In section 50 of the principal Act, in sub-section (2),— Amendment of section 50.

(i) after clause (a), the following clauses shall be inserted, namely:—

"(aa) the procedure for increasing issued capital by the issue of equity or preference shares under sub-section (2) and the manner of accepting money for issued capital, forfeiture and re-issue of shares under sub-section (5), of section 5;

(ab) the manner of nominating an individual by one individual under sub-section (1), the manner of nominating an individual by the joint holders under sub-section (2), the manner of varying or cancellation of nomination under sub-section (3), and the manner of nominating a minor under sub-section (4), of section 10A;";

(ii) in clause (b), for the words "floppies or diskettes", the words "floppies or diskettes or any other electronic form" shall be substituted.

33. The enactment specified in the Schedule is hereby amended to the extent and in the manner as given below:— Amendment of enactment.

THE SCHEDULE

(*See* section 33)

Short title
THE STATE BANK OF INDIA (SUBSIDIARY BANKS) ACT, 1959
(38 of 1959)

In section 26, in sub-section (2A), the words "and thereafter until his successor shall have been duly appointed" shall be omitted.

V. K. BHASIN,
Secy. to the Govt. of India.

PRINTED BY THE GENERAL MANAGER, GOVT. OF INDIA PRESS, MINTO ROAD, NEW DELHI AND PUBLISHED BY THE CONTROLLER OF PUBLICATIONS, DELHI—2010.

GMGIPMRND—4244GI(S-3)—26.08.2010.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 08.10.2010
Ref. No. : CC/S&B/VKJ/ 1668

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
RECONCILIATION OF SHARE CAPITAL AUDIT

We enclose for your information, a copy of our letter No.CC/S&B/VKJ/1647 dated 08.10.2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(Man Mohan Pathak)
General Manager

Encl: as above

Sudit K. Parekh & Co.

Chartered Accountants

Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai – 400 001
Ph: + 91 22 6617 8000, Fax: + 91 22 6617 8002
Email: admin@skparekh.com

STATE BANK OF INDIA

RECONCILIATION OF SHARE CAPITAL AUDIT

We have checked the Equity shares issued by State Bank Of India held in physical and dematerialized form as at 30th September 2010. The record of physical shares is maintained by the Registrar and Transfer Agent M/s. Datamatics Financial Services Ltd. and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	30th September 2010
2.	ISIN	:	INE062 A01012
3.	Face value	:	Rs.10/-
4.	Name of the Company	:	State Bank Of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence address	:	The General Manager, State Bank of India, Shares & Bonds Dept, Corporate Centre, 3rd Floor, Verma Chambers, 11-Homji Street, Horniman Circle, Fort, Mumbai 400 001.
7.	Telephone & Fax Nos	:	Telephone 22633462/63/64/65/66 Fax 22633470/71
8.	Email address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE and GDRs listed on London Stock Exchange.

F.LE NO. 82.4524

		Number of shares	% of Total Listed/Paid up Capital
10.	Issued capital	63,50,83,106	N A
11.	Listed/Paid up capital (Exchange-wise) (as per company records)	63,49,98,115	100%
12.	Held in dematerialized form in CDSL	40,51,95,524	63.81%
13.	Held in dematerialized form in NSDL	21,75,78,386	34.26%
14.	Physical	1,22,24,205	1.93%
15.	Total no. of shares (12+13+14)	63,49,98,115	
16.	Reasons for difference if any, between (10 & 11) - (10 & 15) (11 & 15)	See Annexure 'A' attached	

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Scheme of amalgamation/arrangement of State Bank of Indore with SBI approved by Government of India order dated 28.07.2010	114606	Applied	BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE	Yes	Yes	None

SUDIT K. PAREKH & CO. MUMBAI CHARTERED ACCOUNTANTS

F.LE NO. 82.4524

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18.	Register of members is updated (Yes / No) If yes updated upto which date	:	Yes, 30th September, 2010
19.	Reference of previous quarter with regards to excess Dematerialized Shares, if any		NIL
20.	Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why?		NOT APPLICABLE
21.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay.		Based on test check we have observed that during this quarter all Demat requests have been processed within 21 days.

Total no. of demat requests confirmed after 21 days	No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days	Nil	Nil	Nil

22.	Name, Telephone & Fax No. of the Compliance Officer of the Co.	:	Mr. Shyamal Sinha GM (Compliance) E-Mail: gm.compliance@sbi.co.in Tel.No.22741450, 22021392
23.	Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s Sudit K. Parekh & Co, Chartered Accountants, Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai 400 001. Tel. No. 6617 8000 Fax No. 6617 8002 Reg. No. 110512W

SUDIT K. PAREKH & CO. MUMBAI CHARTERED ACCOUNTANTS

F.LE NO. 82.4524

24.	Appointment of common agency for share registry work	If yes, (name and address)	Datamatics Financial Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC, Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	NIL	

For SUDIT K. PAREKH & CO.
Chartered Accountants
Firm Registration Number 110512W

SUDIT K. PAREKH & CO. MUMBAI CHARTERED ACCOUNTANTS

(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 5th October, 2010

FILE NO. 82.4524

ANNEXURE "A"

Out of the Total Issued Capital, 88278 Shares were kept in abeyance on account of Title disputes due to various reasons under SBI Rights issue 2008. Thereafter, the Bank have allotted 3287 Shares in two lots (2422+865) and the remaining 84991 Shares will be allotted on an ongoing basis, as and when Title disputes are resolved.

SUDIT K. PAREKH & CO. MUMBAI CHARTERED ACCOUNTANTS

FILE NO. 32.4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 08.10.2010
Ref. No. : CC/S&B/VKJ/ 1647

Dear Sir/Madam,

RECONCILIATION OF SHARE CAPITAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter no. SMD/Policy/25475/2002 dated the 31st December, 2002 and SEBI circular no. CIR/MRD/DP/30/2010 dated 06.09.2010, we forward herewith a certificate dated 5th October, 2010 issued by M/s Sudit K Parekh & Co., Chartered Accountants, for the quarter ended 30.09.2010, who have conducted the Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total number of equity shares held in physical form	1,22,24,205
b) Total number of equity shares held in dematerialized form	62,27,73,910
Total	**63,49,98,115**

ii) The Register of Members (RoM) is updated.
iii) All requests received for dematerialisation during the quarter have been processed within 21 days.

Yours faithfully,

(Man Mohan Pathak)
General Manager

Encl. as above

FILE NO. 32.4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC Mail Processing Section
OCT 18 2010
Washington, DC
122

Date :
Ref. No. :

No. CC/S&B/VKJ/ 1670 08.10.2010

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
AUGMENTATION OF TIER II CAPITAL
THROUGH PUBLIC ISSUE OF BONDS
FILING OF PROSPECTUS WITH THE NSE

Please find enclosed herewith copy of a letter no. CC/S&B/VKJ/1660 dated 08.10.2010, addressed to Bombay stock Exchange Ltd. Mumbai

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

Date : 08.10.2010
Ref. No. : CC/S&B/VKJ/1660

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT: CLAUSE 36
AUGMENTATION OF TIER II CAPITAL
THROUGH PUBLIC ISSUE OF BONDS
FILING OF PROSPECTUS WITH THE NSE

We refer to our letter no. CC/S&B/VKJ/1419 dated 07.09.2010 vide which we had advised that the Executive Committee of the Central Board of the Bank had accorded approval for raising Tier II Capital by way of Public Issue of Lower Tier II Bonds for an amount of Rs.500 crores with an option to retain 100% oversubscription (green shoe option).

2. In this connection, we advise that the final Prospectus has been filed with the National Stock Exchange of India (NSE), the designated Stock Exchange for the Issue & also with the SEBI.

Yours faithfully,

General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date :
Ref. No. : 06.10.2010
CC/S&B/VKJ/ 1655

The Securities & Exchange Commission
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC Mail Processing Section
OCT 18 2010
Washington, DC
122

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30TH SEPTEMBER, 2010

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/1631 dated 06.10.2010 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,

(Man Mohan Pathak)
General Manager

Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 06.10.2010
Ref. No. : CC/S&B/VKJ/1631

Dear Sir/Madam,

FILE NO. 82.4524

SHAREHOLDING PATTERN AS ON 30TH SEPTEMBER, 2010
LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of the shareholding pattern of the Bank as on 30th September, 2010. We also enclose a soft copy of the same which has been e-mailed as well.

Yours faithfully,

(Man Mohan Pathak)
General Manager

Encl. as above

(I)(a) Statement showing Shareholding Pattern

Name of the Company:		STATE BANK OF INDIA						
Code:	SE							
Quarter -ended: 30-Sep-2010								
Face Value 10.00								
Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage (IX) = (VIII)/(IV)*100
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	
(A)	Shareholding of Promoter and Promoter Group							
1	**Indian**							
(a)	Individuals/Hindu Undivided Family	0	0	0	0.0000	0.0000	0	0.0000
(b)	Central Government/State Government(s)	1	377,207,200	377,207,200	61.3349	59.4029	0	0.0000
(c)	Bodies Corporate	0	0	0	0.0000	0.0000	0	0.0000
(d)	Financial Institutions / Banks	0	0	0	0.0000	0.0000	0	0.0000
(e)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0.0000
	Sub Total (A)(1)	1	377,207,200	377,207,200	61.3349	59.4029	0	0.0000
2	**Foreign**							
(a)	Individuals (Non-Resident Individuals/Foreign Individuals)	0	0	0	0.0000	0.0000	0	0.0000
(b)	Bodies Corporate	0	0	0	0.0000	0.0000	0	0.0000
(c)	Institutions	0	0	0	0.0000	0.0000	0	0.0000
(d)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0.0000
d-i		0	0	0	0.0000	0.0000	0	0.0000
d-ii		0	0	0	0.0000	0.0000	0	0.0000
	Sub Total (A)(2)	0	0	0	0.0000	0.0000	0	0.0000
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	1	377,207,200	377,207,200	61.3349	59.4029	0	0.0000

(B)	Public shareholding						N.A	N.A
1	**Institutions**						N.A	N.A
(a)	Mutual Funds/UTI	308	25,892,084	25,863,104	4.2101	4.0775		
(b)	Financial Institutions / Banks	61	174,082	161,292	0.0283	0.0274		
(c)	Central Government/State Government(s)	4	124,978	3,020	0.0203	0.0197		
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000		
(e)	Insurance Companies	27	72,503,373	72,502,123	11.7892	11.4179		
(f)	Foreign Institutional Investors	618	88,826,006	88,722,781	14.4434	13.9884		
(g)	Foreign Venture Capital Investors	0	0	0	0.0000	0.0000		
(h)	Any Other (specify)	0	0	0	0.0000	0.0000		
(h-i)		0	0	0	0.0000	0.0000		
(h-ii)		0	0	0	0.0000	0.0000		
	Sub Total (B)(1)	**1,018**	**187,520,523**	**187,252,320**	**30.4913**	**29.5309**		
2	**Non-institutions**						N.A	N.A
(a)	Bodies Corporate	4,045	15,383,860	15,298,227	2.5015	2.4227		
(b)	Individuals							
i)	Individuals - shareholders holding nominal share capital up to Rs 1 Lakh	618,670	32,196,396	20,377,283	5.2352	5.0703		
ii)	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	47	1,050,305	1,050,305	0.1708	0.1654		
(c)	Any Other (specify)	0	0	0	0.0000	0.0000		
(c-i)	Non Resident Indian	4,764	500,242	478,559	0.0813	0.0788		
(c-ii)	Trusts	153	347,142	317,969	0.0564	0.0547		
(c-iii)	OCB	4	1,020	620	0.0002	0.0002		
(c-iv)	Foreign National	4	199	199	0.0000	0.0000		
(c-v)	Foreign Body Corporates	3	65,218	65,218	0.0106	0.0103		
(c-vi)	Clearing Member	672	723,742	723,742	0.1177	0.1140		
	Sub Total (B)(2)	**628,362**	**50,268,124**	**38,312,122**	**8.1737**	**7.9163**		
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**629,380**	**237,788,647**	**225,564,442**	**38.6651**	**37.4471**	N.A	N.A
	Total (A+B)	**629,381**	**614,995,847**	**602,771,642**	**100.0000**	**96.8500**		
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**20,002,268**	**20,002,268**	**xxxx**	**3.1500**	N.A	N.A
	GRAND TOTAL (A)+(B)+(C)	629,382	634,998,115	622,773,910	xxxx	100.0000	0	0.0000

भारतीय स्टेट बैंक S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

MAINMENU

(B)(2)(c)(iii) Statement showing Shareholding of persons belonging to the category OCB

30-Sep-2010

Sr. No.	Dpid	Client Id	Name	Shares Held	% To Capital
1	IN302470	10793810	YONKERS FINANCE CORPORATION LIMITED	600	0.0001
2		03081050	CGL HOLDINGS MAURITIUS LTD	350	0.0001
3		03106131	TAKEOFF ENTERPRISES LTD (MAURITIUS)	50	0.0000
4	12012107	00015841	KHEDA INFIN AND MARKETING PVT LTD	20	0.0000
			TOTAL	1020	0.0002

MAINMENU

(I)(b) Statement showing Shareholding of persons belonging to the category Promoter and Promoter Group

30-Sep-2010

Sr. No.	DP ID	Client Id	Name of the shareholder	Total Shares held		Shares pledged or otherwise encumbered		
				Number of shares	As a percentage of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub clause (I)(a)
(I)			(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
1	13019300	00307638	PRESIDENT OF INDIA	377207200	59.4029	0	0.0000	0.0000
TOTAL				377207200	59.4029	0	0.0000	0.0000

OK

FILE NO. 32.4524

FILE NO. 82.4524

MAINMENU

(II)(a)	Statement showing details of Depository Receipts (DRs)			
				30-Sep-2010
Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C)
1	GDR	10001134	20002268	3.1500
TOTAL		10001134	20002268	3.1500

					MAINMENU	
(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares					30-Sep-2010
Sr. No.	DP ID	Client Id	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	16014300	00000307	THE BANK OF NEW YORK	GDR	20002268	3.1500
TOTAL					20002268	3.1500

MAINMENU

(I)(c)	Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares				30-Sep-2010
Sr. No.	DP ID	Client Id	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	IN300812	10000012	LIFE INSURANCE CORPORATION OF INDIA GROUP	66285385	10.4387
TOTAL				66285385	10.4387

MAINMENU

(I)(d)	Statement showing details of locked-in shares				30-Sep-2010
Sr. No.	Name of the shareholder	Category of Shareholder	Lock in date	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
TOTAL				0	0

State Bank of India

Representative Office,
2001 Pennsylvania Avenue, N.W.,
Suite 150,
Washington, D.C.-20006, USA.

Tel 202 223 5579	Fax 202 785 3739	Email rep.washington@statebank.com

October 15, 2010

The Vice President
(Personnel & Administration)
State Bank of India
New York

Dear Sir,

Ms. Ela Khanna, Manager (Operations)
Sanction of Leave

We forward herewith for necessary action and recording at your end copies of 7 leave applications received from the captioned official, duly sanctioned by us.

Yours faithfully

(Panna Lal Das)
Representative

Date:

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me 10 days (with effect from Nov 12, 2010) local/~~privilege/sick~~ mandatory leave as I am for personal exigencies.

10 Days Mandatory casual leave on Nov 12, 15, 16, 17, 18, 19, 22, 23 24, 26.

Thanks,

[Inbetween Holidays on Nov 25, Sat - 13, 20 Nov Sun - Nov 14, 21]

Yours faithfully,

Ela Goswami

Name & Designation

8/12/2010.

Date

During this period I will be travelling to India. Please permit.
address details - Vns - 43, Siddharth Apt. Sigra Vns.
Mum - Y-19, RH-IV, CBD Belapur.
Contact No. 2022947812 email: ela.k.goswamy@sbi.co.in
+919838926927

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

approved

[signature]

8/18/2010.

Sanctioned:
Representative

(31)

Date:

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me One days (with effect from 21 Oct 2009) local/~~privilege/sick~~ leave as I am due to personal exigencies.

Thanks,

Yours faithfully,

[signature]

Name & Designation
Ela Khanna Goswamy
AM (Operations)
SBI Washington Representative Office.

20 oct '09
Date

For Office Use

Leave due:

Leave applied for: one day

Balance Leave:

Entered Leave record on: 10/27/09

[initials]

Sanctioned:
Representative

Date: 12/18/09

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me 2 days (with effect from 21 Dec &) local/~~privilege/sick leave~~ as I am 22 Dec 2009.

Thanks,

Yours faithfully,

Name & Designation
Ela Khanna Goswamy
Manager (operations)

12/18/09
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

Sanctioned: 12/18/09
Representative

(31)

Date: 8 March 2010

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me 1 days (with effect from 9 March 2010) local/~~privilege/sick~~ leave as I am personal exigencies.

Thanks,

Yours faithfully,

[signature]

Name & Designation
Ela Khanna Goswamy
Manager (Operations)
SBI Washington Rep. Office

8-March 2010.
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

[signature]

Sanctioned:
Representative

Date: 22 March 2010

The Representative
State Bank of India
Washington DC

Dear Sir:

Approval ~~Sanction~~ of Leave

I shall be grateful if you please sanction to me Two days (with effect from 23 & 24 Mar 10) local/~~privilege/sick~~ leave as I am for personal exigencies.

Thanks,

Yours faithfully,

[signature]

Name & Designation
Manager (Operations)

22 Mar 2010
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

[signature]

~~Sanctioned~~: Leave granted.
Representative

(31)

Date: 3/30/2010

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me one days (with effect from 3/31/2010) local/~~privilege/sick~~ leave as I am due to personal exigencies.

Thanks,

Yours faithfully,

[signature]
Name & Designation

3/30/2010
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

[signature]

Sanctioned:
Representative

Date:

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me 2 (two) days (with effect from 8/23/10 & 8/24/10) ~~local~~/privilege/sick leave as I am for personal exigencies.

Thanks,

Yours faithfully,

[signature]
Name & Designation

8/18/10
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

approved
[signature] 8/18/2010

~~Sanctioned:~~
Representative

State Bank of India

Representative Office,
2001 Pennsylvania Avenue, N.W.,
Suite 150,
Washington, D.C.-20006, USA.

Tel 202 223 5579 | Fax 202 785 3739 | Email rep.washington@statebank.com

October 15, 2010

The Vice President
(Personnel & Administration)
State Bank of India
New York

SEC
Mail Processing
Section

OCT 18 2010

Washington, DC
122

Dear Sir,

Ms. Ela Khanna, Manager (Operations)
Sanction of Leave

We forward herewith for necessary action and recording at your end copies of 7 leave applications received from the captioned official, duly sanctioned by us.

Yours faithfully

(Panna Lal Das)
Representative

Date:

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me 10 days (with effect from Nov 12, 2010) local/~~privilege/sick~~ mandatory leave as I am for personal exigencies.

10 Days Mandatory casual leave on Nov 12, 15, 16, 17, 18, 19, 22, 23, 24, 26.

[Inbetween Holidays on Nov 25, Sat - 13, 20 Nov, Sun - Nov 14, 21]

Thanks,

Yours faithfully,

[signature]

Name & Designation

8/12/2010.
Date

During this period I will be travelling to India. Please permit.
address details - Vns - 43, Siddharth Apt. Sigra Vns.
Mum - Y-19, RH-IV, CBD Belapur.
Contact No. 2022947812 email: ela.k.goswamy@sbi.co.in
+919833892692 7

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

approved
[signature]
8/18/2010.

Sanctioned:
Representative

Date: (31)

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me One days (with effect from 21 Oct 2009) local/~~privilege/sick~~ leave as I am due to personal exigencies.

Thanks,

Yours faithfully,

[signature]

Name & Designation
Ela Khanna Goswamy
AM (operations)
SBI Washington Representative office.

Date 20 Oct '09

For Office Use

Leave due:

Leave applied for: one day

Balance Leave:

Entered Leave record on: 10/27/09

[signature]

Sanctioned:
Representative

Date: 12/18/09

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me 2 days (with effect from 21 Dec 2) local/~~privilege/sick leave~~ as I am 22 Dec 2009.

Thanks,

Yours faithfully,

Name & Designation
Ela Klaine Gomez
Manager (operations)

12/18/09
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

Sanctioned: 12/18/09
Representative

(31)

Date: 8 March 2010

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me 1 days (with effect from 9 March 2010) local/~~privilege/sick~~ leave as I am personal exigencies.

Thanks,

Yours faithfully,

[signature]

Name & Designation
Ela Khanna Goswamy
Manager (Operations)
SBI Washington Rep. Office

8-March 2010.
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

[signature]

Sanctioned:
Representative

Date: 22 March 2010

The Representative
State Bank of India
Washington DC

Dear Sir:

Approval ~~Sanction~~ of Leave

I shall be grateful if you please sanction to me Two days (with effect from 23 & 24 Mar 10) local/~~privilege/sick~~ leave as I am for personal exigencies.

Thanks,

Yours faithfully,

[signature]

Name & Designation
Manager (Operations)

22 Mar 2010
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

[signature]
~~Sanctioned~~: Leave granted.
Representative

(31)

Date: 3/30/2010

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me one days (with effect from 3/31/2010) local/~~privilege/sick~~ leave as I am due to personal exigencies.

Thanks,

Yours faithfully,

[signature]
Name & Designation

3/30/2010
Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

[signature]
Sanctioned:
Representative

Date:

The Representative
State Bank of India
Washington DC

Dear Sir:

Sanction of Leave

I shall be grateful if you please sanction to me 2 (two) days (with effect from 8/23/10 & 8/24/10) ~~local~~/privilege/sick leave as I am for personal exigencies.

Thanks,

Yours faithfully,

[signature]

Name & Designation

8/18/10

Date

For Office Use

Leave due:

Leave applied for:

Balance Leave:

Entered Leave record on:

approved
[signature]
8/18/2010

~~Sanctioned:~~
Representative

State Bank of India

Representative Office,
2001 Pennsylvania Avenue, N.W.,
Suite 150,
Washington, D.C.-20006, USA.

Tel 202 223 5579	Fax 202 785 3739	Email rep.washington@statebank.com

October 15, 2010

SEC
Mail Processing
Section

OCT 18 2010

Washington, DC
122

Vice President
(Personnel & Administration)
State Bank of India
New York

Dear Sir,

Employer FICA Benefit Report
Your Employees W2's (at year end)
Policy No. 4385710-081

We forward herewith, in original, the captioned report received from Zurich American Insurance Company for necessary action at your end.

Yours faithfully

(Panna Lal Das)
Representative

Zurich North America
Specialties' Accident and Health
58 South Service Road
Suite 300
Melville, New York 11747-2342

3600K

STATE BANK OF INDIA (WASHINGTON DC
EMPLOYEES)
2001 PENNSYLVANIA AVENUE, N.W.,
SUITE 625
WASHINGTON DC 20006

ATTACHED IS THE EMPLOYER FICA BENEFITS REPORT
YOUR EMPLOYEES W2'S (AT YEAR-END)

*5B300F0P0360000 3600K A 2 *

ZURICH

7388

DISABILITY BENEFITS REPORT
TO COMPLY WITH PUBLIC LAW 96-601 AND 97-123

ZURICH NORTH AMERICA
Specialties' Accident and Health
58 South Service Road
Suite 300
Melville, New York 11747-2342
TELEPHONE: (631) 845-2200

NOTICE TO EMPLOYER
THIS REPORT REFLECTS INFORMATION REGARDING DISABILITY BENEFITS PAYMENT MADE TO YOUR EMPLOYEES AND ANY INCOME TAX, SOCIAL SECURITY (SOC, SEC) AND MEDICARE (MDCR) AMOUNTS WITHHELD. PLEASE NOTE THAT THE DISABILITY BENEFITS PAYMENTS MAY ALSO BE SUBJECT TO FEDERAL AND STATE UNEMPLOYMENT TAXES. DATA SHOWN IS THE BEST AVAILABLE DATA ACCORDING TO RECORDS AT THE TIME CLAIMS ARE PAID AND AS OF THE DATE OF THIS REPORT. THOSE SEEKING LEGAL ADVICE REGARDING INDIVIDUAL SITUATIONS SHOULD CONSULT THEIR ATTORNEY OR TAX ADVISOR.

REPORT FOR EMPLOYEES OF:

STATE BANK OF INDIA (WASHINGTON DC
EMPLOYEES)
2001 PENNSYLVANIA AVENUE, N.W.,
SUITE 625
WASHINGTON DC 20006

POLICY NUMBER: 4385710-081

FOR **2010** CALENDAR YEAR THROUGH **SEPTEMBER**

EMPLOYEE NAME	SOC. SEC. NO.	CLAIM NO.	PRD	GROSS BENEFITS	SOC. SEC. TAXABLE	MDCR TAXABLE	SOC. SEC. W/H	MDCR W/H	INC. TAXABLE	FIT INC. TAX W/H
DHAWAN, INDU	229-81-2700	7583284188	YTD	340.00	129.20	129.20	-8.01	-1.87	129.20	0.00
EMPLOYER TOTALS			QTR	0.00	0.00	0.00	0.00	0.00	0.00	0.00
			YTD	340.00	129.20	129.20	-8.01	-1.87	129.20	0.00

* A RECOVERY WAS RECEIVED IN THE CURRENT YEAR FOR DBL BENEFITS PAID IN A PRIOR YEAR.
TO OBTAIN DETAILED FICA INFORMATION, PLEASE VISIT OUR WEBSITE AND FOLLOW THE LINKS TO FICA INFORMATION. WWW.ZURICHNA.COM/NYDBL

State Bank of India

Representative Office,
2001 Pennsylvania Avenue, N.W.,
Suite 150,
Washington, D.C.-20006, USA.

Tel 202 223 5579 | Fax 202 785 3739 | Email rep.washington@statebank.com

October 15, 2010

Vice President
(Personnel & Administration)
State Bank of India
New York

SEC
Mail Processing
Section

OCT 18 2010

Washington, DC
122

Dear Sir,

Employer FICA Benefit Report
Your Employees W2's (at year end)
Policy No. 4385710-081

We forward herewith, in original, the captioned report received from Zurich American Insurance Company for necessary action at your end.

Yours faithfully

(Panna Lal Das)
Representative

7387

Zurich North America
Specialties' Accident and Health
58 South Service Road
Suite 300
Melville, New York 11747-2342

3600K

STATE BANK OF INDIA (WASHINGTON DC
EMPLOYEES)
2001 PENNSYLVANIA AVENUE, N.W.,
SUITE 625
WASHINGTON DC 20006

ATTACHED IS THE EMPLOYER FICA BENEFITS REPORT
YOUR EMPLOYEES W2'S (AT YEAR-END)

*5B300F0P0360000 3600K A 2 *

7388

ZURICH

DISABILITY BENEFITS REPORT
TO COMPLY WITH PUBLIC LAW 96-601 AND 97-123

ZURICH NORTH AMERICA
Specialties' Accident and Health
58 South Service Road
Suite 300
Melville, New York 11747-2342
TELEPHONE: (631) 845-2200

NOTICE TO EMPLOYER

THIS REPORT REFLECTS INFORMATION REGARDING DISABILITY BENEFITS PAYMENT MADE TO YOUR EMPLOYEES AND ANY INCOME TAX, SOCIAL SECURITY (SOC, SEC) AND MEDICARE (MDCR) AMOUNTS WITHHELD. PLEASE NOTE THAT THE DISABILITY BENEFITS PAYMENTS MAY ALSO BE SUBJECT TO FEDERAL AND STATE UNEMPLOYMENT TAXES. DATA SHOWN IS THE BEST AVAILABLE DATA ACCORDING TO RECORDS AT THE TIME CLAIMS ARE PAID AND AS OF THE DATE OF THIS REPORT. THOSE SEEKING LEGAL ADVICE REGARDING INDIVIDUAL SITUATIONS SHOULD CONSULT THEIR ATTORNEY OR TAX ADVISOR.

REPORT FOR EMPLOYEES OF:

STATE BANK OF INDIA (WASHINGTON DC EMPLOYEES)
2001 PENNSYLVANIA AVENUE, N.W.,
SUITE 625
WASHINGTON DC 20006

POLICY NUMBER: 4385710-081

FOR **2010** CALENDAR YEAR THROUGH **SEPTEMBER**

EMPLOYEE NAME	SOC. SEC. NO.	CLAIM NO.	PRD	GROSS BENEFITS	SOC. SEC. TAXABLE	MDCR TAXABLE	SOC. SEC. W/H	MDCR W/H	INC. TAXABLE	FIT INC. TAX W/H
DHAWAN, INDU	229-81-2700	7583284188	YTD	340.00	129.20	129.20	-8.01	-1.87	129.20	0.00
EMPLOYER TOTALS			QTR	0.00	0.00	0.00	0.00	0.00	0.00	0.00
			YTD	340.00	129.20	129.20	-8.01	-1.87	129.20	0.00

* A RECOVERY WAS RECEIVED IN THE CURRENT YEAR FOR DBL BENEFITS PAID IN A PRIOR YEAR.
TO OBTAIN DETAILED FICA INFORMATION, PLEASE VISIT OUR WEBSITE AND FOLLOW THE LINKS TO FICA INFORMATION. WWW.ZURICHNA.COM/NYDBL

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Securities & Exchange Commission
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 12.08.2010
Ref. No. : CC/S&B/VKJ/ 1211

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS
AND LIMITED REVIEW REPORT
FOR THE QUARTER ENDED 30TH JUNE 2010

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/1197 dated 12.08.2010, addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy each of the reviewed (unaudited) financial results and Limited Review report for the quarter ended 30th June 2010.

Yours faithfully,

(Man Mohan Pathak)
General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 12.08.2010

Ref. No. : CC/S&B/VKJ/1197

Dear Sir/Madam,

LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS
AND LIMITED REVIEW REPORT
FOR THE QUARTER ENDED 30TH JUNE 2010

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the quarter ended 30th June 2010, approved by the Central Board of the Bank at its meeting held at New Delhi on date alongwith the Limited Review report.

Yours faithfully,

(Man Mohan Pathak)
General Manager

Encl. as above

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

FILE NO. 32.4524

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 30TH JUNE 2010

(Rs.in crores)

		Particulars	State Bank of India			State Bank of India (Consolidated)		
			Quarter ended		Year ended	Quarter ended		Year ended
			30.06.2010 (Reviewed)	30.06.2009 (Reviewed)	31.03.2010 (Audited)	30.06.2010 (Reviewed)	30.06.2009 (Reviewed)	31.03.2010 (Audited)
1		Interest Earned (a) + (b) + (c) + (d)	18452.12	17472.76	70993.92	26312.95	24641.11	100080.73
	(a)	Interest/discount on advances / bills	13422.09	12357.12	50632.64	19152.45	17733.73	72298.74
	(b)	Income on Investments	4472.24	4338.53	17736.30	6488.87	6006.70	24614.07
	(c)	Interest on balances with Reserve Bank of India and other inter bank funds	137.84	649.09	1511.92	233.65	752.31	1826.54
	(d)	Others	419.95	128.02	1113.06	437.98	148.37	1341.38
2		Other Income	3689.96	3568.75	14968.15	6495.11	8491.59	33771.10
3		TOTAL INCOME (1+2)	22142.08	21041.51	85962.07	32808.06	33132.70	133851.83
4		Interest Expended	11148.40	12447.88	47322.48	15961.93	17524.15	66637.51
5		Operating Expenses (i) + (ii)	4859.32	4919.76	20318.68	8686.81	10714.03	42415.39
	(i)	Employee cost	3073.93	3411.29	12754.65	4180.61	4216.64	16331.06
	(ii)	Other Operating Expenses	1785.39	1508.47	7564.03	4506.20	6497.39	26084.33
6		TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	16007.72	17367.64	67641.16	24648.74	28238.18	109052.90
7		OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	6134.36	3673.87	18320.91	8159.32	4894.52	24798.93
8		Provisions (other than tax) and Contingencies (net of write-back)	1551.37	172.73	4394.83	2512.07	394.40	6116.91
		--- of which provisions for Non-performing assets	1733.38	1344.16	5147.85	2577.58	1527.45	6228.77
9		Exceptional Items	0.00	0.00	0.00	0.00	0.00	0.00
10		Profit from Ordinary Activities before tax (7-8-9)	4582.99	3501.14	13926.08	5647.25	4500.12	18682.02
11		Tax expenses	1668.79	1170.77	4760.03	2180.16	1647.67	6668.38
12		Net Profit from Ordinary Activities after tax (10-11)	2914.20	2330.37	9166.05	3467.09	2852.45	12013.64
13		Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00	0.00	0.00
14		Net Profit for the period (12-13)	2914.20	2330.37	9166.05	3467.09	2852.45	12013.64
		Share of Minority	0.00	0.00	0.00	101.83	93.92	279.81
15		Net Profit after Minority Interest	2914.20	2330.37	9166.05	3365.26	2758.53	11733.83
16		Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	634.88	634.88	634.88	634.88	634.88
17		Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	65314.32	57312.81	65314.32	82500.70	71755.51	82500.70
18		Analytical Ratios						
	(i)	Percentage of shares held by Government of India	59.41%	59.41%	59.41%	59.41%	59.41%	59.41%
	(ii)	Capital Adequacy Ratio						
		Basel I	12.17%	13.11%	12.00%	[redacted]	[redacted]	[redacted]
		Basel II	13.54%	14.12%	13.39%	[redacted]	[redacted]	[redacted]
	(iii)	Earnings Per Share (EPS) (In Rs.)						
		(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	45.90 (not annualised)	36.71 (not annualised)	144.37	53.01 (not annualised)	43.45 (not annualised)	184.82
		(b) Basic and diluted EPS after Extraordinary items	45.90 (not annualised)	36.71 (not annualised)	144.37	53.01 (not annualised)	43.45 (not annualised)	184.82
	(iv)	NPA Ratios				[redacted]	[redacted]	[redacted]
		(a) Amount of gross non-performing assets	20825.22	15318.29	19534.89	[redacted]	[redacted]	[redacted]
		(b) Amount of net non-performing assets	11074.37	8402.48	10870.17	[redacted]	[redacted]	[redacted]
		(c) % of gross NPAs	3.14%	2.79%	3.05%	[redacted]	[redacted]	[redacted]
		(d) % of net NPAs	1.70%	1.55%	1.72%	[redacted]	[redacted]	[redacted]
	(v)	Return on Assets (Annualised)	1.07%	0.92%	0.88%	[redacted]	[redacted]	[redacted]
19		Public Shareholding				[redacted]	[redacted]	[redacted]
		--- No. of shares	257676309	257673022	257675444	[redacted]	[redacted]	[redacted]
		--- Percentage of Shareholding	40.59%	40.59%	40.59%	[redacted]	[redacted]	[redacted]
20		Promotors and Promotor Group Shareholding						
	(a)	Pledged/Encumbered						
		Number of Shares	NIL					
		Percentage of Shares (as a percentage of the total shareholding of promoter and promotor group)						
		Percentage of Shares (as a percentage of the total share capital of the company)						
	(b)	Non-encumbered						
		Number of Shares	377207200	377207200	377207200			
		Percentage of Shares (as a percentage of the total shareholding of promoter and promotor group)	100.00%	100.00%	100.00%			
		Percentage of Shares (as a percentage of the total share capital of the company)	59.41%	59.41%	59.41%			

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Year ended
			30.06.2010 (Reviewed)	30.06.2009 (Reviewed)	31.03.2010 (Audited)
1		Segment Revenue (income)			
	a	Treasury Operations	5376.22	6385.43	22054.89
	b	Corporate / Wholesale Banking Operations	6989.61	6278.99	26196.28
	c	Retail Banking Operations	9572.12	8377.09	37158.24
		Add / (Less) : Unallocated	204.13	0.00	552.66
		Total	22142.08	21041.51	85962.07
2		Segment Results			
	a	Treasury Operations	675.20	3323.95	4666.00
	b	Corporate / Wholesale Banking Operations	1193.91	570.79	4755.35
	c	Retail Banking Operations	3169.68	221.08	6491.25
		Total	5038.79	4115.82	15912.60
		Add / (Less) : Unallocated	-455.80	-614.68	-1986.52
		Operating Profit	4582.99	3501.14	13926.08
		Less : Income Tax	1668.79	1170.77	4760.03
		Less : Extraordinary Profit / Loss	0.00	0.00	0.00
		Net Profit	2914.20	2330.37	9166.05
3		Capital Employed (Segment Assets - Segment Liabilities)			
	a	Treasury Operations	19685.76	19303.77	19685.76
	b	Corporate / Wholesale Banking Operations	19249.28	15672.85	19249.28
	c	Retail Banking Operations	27014.16	22971.07	27014.16
		Total	65949.20	57947.69	65949.20

(Segment Assets and Liabilities are as on 31st [illegible] the previous year)

भारतीय स्टेट बैंक STATE BANK OF INDIA Dy G.M. CORPORATE CENTRE, MUMBAI

Notes:

FILE NO. 32.4524

1. The working results for the three months ended 30th June 2010 have been arrived at after considering necessary provisions for NPAs (including for Agricultural Advances under ADW&DR Scheme 2008), Standard Assets, Standard Derivative Exposures and Investment Depreciation on the basis of prudential norms issued by RBI and other provisions made on an estimated basis for Bonus, Income Tax (after adjustment for deferred tax), Wealth Tax and for other items/assets.

2. In respect of Employee benefits being Pension, Gratuity, Leave encashment etc. provision made on an estimate basis, (considering Pay revision except for Pension), as per Actuarial valuation in line with revised Accounting Standard 15 issued by Institute of Chartered Accountants of India. Consequent to increase in the limit of Gratuity ceiling under Payment of Gratuity Act, 1972 as notified to be effective from 24.05.2010 the estimated increase in liability to be accounted as of 31.03.2011determined actuarially being Rs.2200 crore, Rs.1100 crore has been provided during the quarter.

3. As per ninth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen on 27th April 2010 effective from 01.11.2007 for workers as well as officers, against total provision of Rs.4569.55 crore held, Rs.845.17 crore excess provision has been written back during the quarter.

4. The Government of India has issued the "Acquisition of State Bank of Indore Order, 2010" (No.F.No.26/1/2009 – BOA dated 28th July, 2010) vide which and consequent to notification thereof, the undertaking of State Bank of Indore shall stand transferred to and vest in State Bank of India from the Effective Date being 26th August, 2010.

5. The Bank has invested during the quarter further amount of Rs.37.64 crore in SBI DFHI Ltd. increasing their shareholding to 62.49%.

6. The Bank infused Rs.18.00 crore as equity in SBI Cards & Payment Services P Ltd., during the quarter.

7. The Bank has raised USD1,000 Mio Fixed Rate Senior Unsecured Notes having a maturity of 5 years at a coupon of 4.50% payable semi-annually, subsequent to the end of the quarter.

8. The Bank has set up a General Purpose Private Equity Fund – Joint Venture with State General Reserve Fund (SGRF), OMAN wherein investment upto INR equivalent of USD 50 Million towards anchor investment and Capital upto INR equivalent of USD 50,000 and Rs.50,000 in Fund entities.

9. As per Agricultural Debt Waiver and Debt Relief (ADW&DR) Scheme 2008, the amounts receivable from the Central Government on account of debt waiver being Rs.1911 crore (net of receipts from Government till date) and debt relief being Rs.1377 crore are treated as part of advances in accordance with the Scheme.

10. Number of Investors' Complaints received and disposed of during the quarter ended 30th June 2010

    (i) Pending at the beginning of the quarter – nil. (ii)Received during the quarter – 76
    (iii) Disposed of during the quarter – 76 (iv) Lying unresolved at the end of the quarter – nil.

11. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to Current period classification.

S.K. BHATTACHARYA
Managing Director & CC & RO

R. SRIDHARAN
Managing Director and GE(A&S)

O. P. BHATT
Chairman

CORPORATE CENTRE, MUMBAI · STATE BANK OF INDIA · F.R.T. DEPT.

In terms of our Review Report of even date F.LE NO. 82.4524

A K Sabat & Co.,
Chartered Accountants

A. K. Sabat
Partner : M.No. 030310
Firm Regn. No. 321012 E

V K Jindal & Co.,
Chartered Accountants

V. K. Jindal
Partner : M.No. 070666
Firm Regn. No.001468 C

Dutta Sarkar & Co.,
Chartered Accountants

S. C. Basu
Partner : M.No. 011233
Firm Regn. No.303114 E

Gupta & Shah
Chartered Accountants

Sharad Shah
Partner : M.No.070601
Firm Regn. No.001416 C

B.M.Chatrath & Co
Chartered Accountants

A. Chatrath
Partner : M.No.052975
Firm Regn. No.301011 E

K.K.Soni & Co.,
Chartered Accountants

K. K. Soni
Partner : M.No.007737
Firm Regn. No. 000947 N

Venugopal & Chenoy
Chartered Accountants

D.V.Jankinath
Partner : M.No.29505
Firm Regn. No.004671 S

Essveeyar
Chartered Accountants

B. Shanmuganathan
Partner : M.No. 027882
Firm Regn. No.000808 S

K.G.Somani & Co
Chartered Accountants

B. Maheshwari
Partner : M.No. 088155
Firm Regn. No.006591 N

Dagliya & Co.
Chartered Accountants

P. Manohara Gupta
Partner : M.No. 016444
Firm Regn. No.000671 S

K.C.Mehta & Co.
Chartered Accountants

Milin Mehta
Partner : M.No. 038665
Firm Regn. No.106237 W

Kalyaniwalla & Mistry
Chartered Accountants

Daraius Fraser
Partner : M.No. 042454
Firm Regn. No.104607 W

M.Verma & Associates
Chartered Accountants

M. Gandhi
Partner : M No.088396
Firm Regn. No. 501433 C

Krishnamoorthy& Krishnamoorty
Chartered Accountants

C. R. Rema
Partner: M.No. 029182
Firm Regn. No.001488 S

Place : New Delhi
Dated : 12th August 2010

STATE BANK OF INDIA Dy.G.M. 2 F R T DEPT. CORPORATE CENTRE, MUMBAI

To
The Board of Directors,
State Bank of India,
State Bank Bhavan,
Madam Cama Road,
Mumbai- 400021

F.LE NO. 32.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE PERIOD ENDED 30TH JUNE 2010

1. We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the three months ended June 30, 2010 except for the disclosures regarding 'Public shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the management and have not been audited by us. This statement is the responsibility of the Bank's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2 We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. The financial results incorporate the relevant returns of **42** branches reviewed by us, **56** branches reviewed by other Chartered Accountants as Concurrent Auditors of the Bank (including **21** Foreign Offices reviewed by local auditors specially appointed for this purpose), **274** branches reviewed by Bank's own officials acting as Concurrent Auditors, the returns of **363** branches certified by Branch Managers as per instructions of the Bank's Management and un-reviewed returns in respect of **11874** branches. In the conduct of our review, in addition to **42** branches reviewed by us, we have relied on the review reports received from the Bank's Concurrent Auditors, local auditors of Foreign Offices and Branch Managers of domestic branches, aggregating to **693** branches / offices. Apart from these review reports, in the conduct of our review, we have also relied upon various returns received from the branches of the Bank. These review reports, including those of **363** branches' returns certified by Branch Managers as per instructions of the Bank's Management, cover **53.91%** of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, this review also covers **60.96%** of Non Performing Advances (NPAs) as on June 30, 2010, including those certified at **363** branches by the Branch Managers as per instructions of the Bank's Management.

4. Based on our review conducted as above, subject to limitation in scope as mentioned in para 3 nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

In terms of our report of even date

A K Sabat & Co., Chartered Accountants A. K. Sabat Partner : M.No. 030310 Firm Regn. No. 321012 E	**V K Jindal & Co.,** Chartered Accountants V. K Jindal Partner : M.No. 070666 Firm Regn. No.001468 C	**Dutta Sarkar & Co.,** Chartered Accountants S. C. Basu Partner : M.No. 011233 Firm Regn. No.303114 E
Gupta & Shah Chartered Accountants Sharad Shah Partner : M.No.070601 Firm Regn. No.001416 C	**B.M.Chatrath & Co** Chartered Accountants A. Chatrath Partner : M.No.052975 Firm Regn. No.301011 E	**K.K.Soni & Co.,** Chartered Accountants K. K. Soni Partner : M.No.007737 Firm Regn. No. 000947 N
Venugopal & Chenoy., Chartered Accountants D.V.Jankinath Partner : M.No.029505 Firm Regn. No.004671 S	**Essveeyar** Chartered Accountants B. Shanmuganathan Partner : M.No. 027882 Firm Regn. No.000808 S	**K.G.Somani & Co** Chartered Accountants B. Maheshwari Partner : M.No. 088155 Firm Regn. No.006591 N
Dagliya & Co. Chartered Accountants P. Manohara Gupta Partner : M.No. 016444 Firm Regn. No.000671 S	**K.C.Mehta & Co.** Chartered Accountants Milin Mehta Partner : M.No. 038665 Firm Regn. No.106237 W	**Kalyaniwalla & Mistry** Chartered Accountants Daraius Z. Fraser Partner : M.No. 042454 Firm Regn. No.104607 W
M.Verma & Associates Chartered Accountants M. Gandhi Partner : M No.088396 Firm Regn. No. 501433 C	**Krishnamoorthy& Krishnamoorthy** Chartered Accountants C. R. Rema Partner: M.No. 029182 Firm Regn. No.001488 S	

Place : New Delhi
Date : 12th August, 2010